cye 3/2/11

[redacted]

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11017180

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65580

SEC Mail Processing Section

FEB 2 4 2011

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brookview Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Water Street
(No. and Street)

White Plains	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saundra Armstrong — 914-328-6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

OATH OR AFFIRMATION

I, Robert Colangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookview Capital, LLC, as of December 31 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman/Managing Member
Title

Notary Public

2/18/11

W. DAVID EDDY, JR.
Notary Public, State of New York
No. 02ED4960747
Qualified in Westchester County
Commission Expires January 2, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

BROOKVIEW CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010
(with supplementary information)

These financial statements and supplementary
information should be deemed confidential
pursuant to subparagraph (e)(3) of Rule 17a-5 and Regulation 1.10

BROOKVIEW CAPITAL, LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member
BrookView Capital, LLC

We have audited the accompanying statement of financial condition of BrookView Capital, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrookView Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

New York, New York
February 16, 2011

BROOKVIEW CAPITAL, LLC

Statement of Financial Condition
December 31, 2010
(expressed in United States dollars)

ASSETS	
Cash	$ 230,748
Receivable from clearing broker, including clearing deposit balance	581,377
Investments, at fair value (cost $578,721)	626,036
Accounts receivable, other	176,894
Prepaid expenses	42,662
	$ 1,657,717
LIABILITIES	
Accrued expenses	$ 85,727
MEMBER'S EQUITY	1,571,990
	$ 1,657,717

See notes to financial statements

BROOKVIEW CAPITAL, LLC

Statement of Operations
Year Ended December 31, 2010
(expressed in United States dollars)

Revenue:	
Commissions and fee income	$ 7,938,466
Net loss from investments	(23,635)
Other income	31,859
	7,946,690
Expense:	
Compensation and benefits	3,909,415
Clearing and execution fees	3,698,341
Occupancy	131,231
Registration cost and regulatory fees	64,150
Professional fees	30,946
Charitable donations	28,580
Other expenses	259,041
	8,121,704
Net loss	$ (175,014)

See notes to financial statements

BROOKVIEW CAPITAL, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2010
(expressed in United States dollars)

	Sole Member
Balance - January 1, 2010	$ 1,747,004
Net loss	(175,014)
Balance - December 31, 2010	$ 1,571,990

See notes to financial statements

BROOKVIEW CAPITAL, LLC

Statement of Cash Flows
Year Ended December 31, 2010
(expressed in United States dollars)

Cash flows from operating and investing activities:	
Net loss	**$ (175,014)**
Adjustments to reconcile net loss to net cash used in operating and investing activities:	
Net loss from investments	**23,635**
Changes in:	
Receivable from clearing broker	**446,937**
Accounts receivable, other	**97,037**
Prepaid expenses	**(42,662)**
Accrued expenses	**(152,188)**
Management fee payable	**(830,000)**
Net cash used in operating and investing activities	**(632,255)**
Net change in cash	**(632,255)**
Cash - January 1, 2010	**863,003**
Cash - December 31, 2010	**$ 230,748**

See notes to financial statements

NOTE A - ORGANIZATION

BrookView Capital, LLC (the "Company") is a New York limited liability company and is wholly owned by BrookView Management, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a member the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association (NFA). The Company registered with NFA as an introducing broker effective June 2010. The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue and expense recognition from securities transactions:

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Commissions and fee-based revenue consist of commissions executed as agent, riskless principal and/or facilitator resulting from transactions in general securities, and other products. Commissions and fee-based transactions and related expenses are recorded on a trade-date basis.

[2] Investment valuation:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Sole Member develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Sole Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depend on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes:

No provision for income taxes has been recorded because the Company is a single member limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The Sole Member has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2007 through December 31, 2010) and concluded that no provision for unrecognized tax benefits or expense is required in these financial statements.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments in securities by level within the fair value hierarchy at December 31, 2010:

	Fair Value	Fair Value Hierarchy
Assets:		
Municipal Bonds	$ 626,036	Level 2
	$ 626,036	

NOTE D - ACCOUNTS RECEIVABLE, OTHER

Accounts receivable, other is primarily comprised of receivables from non-broker dealer entities for fee based option, equity and futures transactions negotiated through the Company.

(expressed in United States dollars)

NOTE E - NET CAPITAL REQUIREMENT

The Company is a member of FINRA and the NFA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

The Company discontinued its use of the special reserve bank account for the exclusive benefit of customers held in concert with safe harbor provisions, as previously noted, which resulted in the adjusted FINRA net capital requirement of $5,000. However, upon the Company's registration with the NFA in 2010, the net capital requirement was raised to meet the Commodities Futures Trading Commission ("CFTC") minimum net capital requirement of $45,000.

At December 31, 2010, the Company's net capital was $1,300,951, which was $1,255,951 in excess of its minimum requirement of $45,000.

NOTE F - DEPOSIT WITH CLEARING BROKER

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $250,000. At December 31, 2010, the clearing deposit was $448,136.

NOTE G - RELATED PARTY TRANSACTIONS

Effective January 1, 2010, the Company suspended its Administrative Services Agreement (the "Agreement") with its Sole Member. As a result all invoices, bills, requests for payment for services on the behalf of the Company that were previously borne by the Sole Member are now being paid directly by and the responsibility of the Company. The leases for office space are in the name of the Sole Member. The Sole Member allocates occupancy cost to the Company based on the actual expenses incurred. For the year ended December 31, 2010, occupancy cost allocated to the Company amounted to $131,231.

NOTE H - CONCENTRATION OF RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors collateral on the customers' accounts.

In the normal course of its business, the Company enters into various financial transactions where risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

NOTE H - CONCENTRATION OF RISK (CONTINUED)

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The Company maintains its cash in a financial institution, which at times, may exceed federally insured limits.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

NOTE I - SUBSEQUENT EVENTS

The Sole Member has evaluated events through February 16, 2011, the date that these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

BROOKVIEW CAPITAL, LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission
December 31, 2009

Total member's capital	$ 1,571,990
Deductions:	
Non-allowable assets	219,556
Tentative net capital	1,352,434
Haircuts	(51,483)
Net capital	$ 1,300,951
Aggregate indebtedness:	
Accrued expenses payable	$ 85,727
Percentage of aggregate indebtedness to net capital	6 %
Computed minimum net capital required:	
(6.67% of aggregate indebtedness)	$ 5,715
Minimum net capital required (greater of 6.67% of aggregate indebtedness of $85,727 or $45,000)	$ 45,000
Excess of net capital over minimum requirement	$ 1,255,951
Reconciliation with Company's computation (included in Part IIA of Form X17a-5 (unaudited) FOCUS Report as of December 31, 2010):	
Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 1,343,613
Non-allowable assets erroneously reported as allowable:	
Prepaid expenses	42,662
Net capital per above	$ 1,300,951

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Member
BrookView Capital, LLC

In planning and performing our audit of the financial statements of BrookView Capital, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

EISNERAMPER
ACCOUNTANTS & ADVISORS

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Sole Member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner Amper LLP

New York, New York
February 16, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
BrookView Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year end December 31, 2010, which were agreed to by BrookView Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and all members or allied members of the New York Stock Exchange, Inc. employed by the Company, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 dated February 2, 2011 (the "Form SIPC-7") with respective cash disbursement records entries including cancelled checks and the Company's check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported on Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 16, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065580 FINRA DEC
BROOKVIEW CAPITAL LLC 13*13
1 WATER ST STE 180
WHITE PLAINS NY 10601-1013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Saundra Armstrong (914) 328-6650

2. A. General Assessment (item 2e from page 2) $ 12,543.04

B. Less payment made with SIPC-6 filed (exclude interest) (7381.74)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5161.30

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5161.30

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5161.30

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BrookView Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Compliance
(Title)

Dated the 2 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending D31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,946,689.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	(23,635.40)
Total additions	7923,053.60
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2905,836.59
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2905,836.59
2d. SIPC Net Operating Revenues	$ 5017,217.01
2e. General Assessment @ .0025	$ 12,543.04 (to page 1, line 2.A.)